UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3. File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

This Report on Form 6-K is being filed by Deutsche Telekom AG to update certain disclosures contained in previously filed public reports.

Defined Terms

The term "Report" refers to this Report on Form 6-K filed for the month of June 2003.

Deutsche Telekom AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us" and "our" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Recent Developments

Securities and Corporate Law-Related Proceedings

As previously disclosed, on October 21, 1999, T-Mobile commenced arbitration proceedings in Vienna, Austria, against Elektrim S.A. and certain small shareholders of PTC. T-Mobile's claim alleges

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that these companies wrongfully failed to recognize our rights of first refusal over approximately 3% of PTC, and that this failure was a material breach of the PTC shareholder's agreement. These companies have denied T-Mobile's claim, and Elektrim has filed a counterclaim against T-Mobile alleging that T-Mobile materially breached the shareholders' agreement by, among other things, attempting to purchase PTC shares from several small shareholders and obstructing Elektrim's purchase of PTC shares. T-Mobile has denied the allegations made in the counterclaim. On April 24, 2003, T-Mobile was informed that the arbitration panel had decided that T-Mobile was not entitled to exercise its rights of first refusal with respect to the disputed 3% of PTC. The arbitration panel also dismissed Elektrim's counterclaim against T-Mobile. The arbitration panel's decision is not expected to have a material effect on T-Mobile's strategic position in PTC. In December 2000, T-Mobile filed a second suit against Elektrim claiming that Elektrim breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Elektrim Telekomunikacja Sp z o.o., a limited company under Polish law in which Elektrim has a shareholding of 49% and Vivendi S.A. a shareholding of 51%. In particular, T-Mobile claims that (i) the transfer of shares required approval by the Supervisory Board of PTC, (ii) the shareholder agreement permitted only the transfer of a party's entire interest and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained. This proceeding is currently pending.

Additionally, as previously disclosed, purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed a number of lawsuits in Germany. Unlike class action lawsuits filed in the U.S. that cover an entire class of individual plaintiffs, which could be several thousand, lawsuits in Germany must be filed by each individual plaintiff. Accordingly, while the exact number of lawsuits still has to be determined by the respective courts, we believe that thousands of plaintiffs are involved, many of whom are represented by the same attorneys. The precise number of plaintiffs may not be determined until the latter part of the third quarter. However, since the time within which to file additional lawsuits relating to certain of the claims previously alleged has expired, we do not expect any further lawsuits of this type to be filed in Germany. Many of the previously filed lawsuits and, it is believed, the recently filed lawsuits, allege that the book values we recorded for our real property portfolio were improperly established and maintained under German accounting principles. In some of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits previously described in our annual report on Form 20-F. Some of these lawsuits further allege that we failed to disclose certain risks as well as ongoing discussions in the management board in anticipation of the One2One transaction (now T-Mobile UK). Due to the increased number of lawsuits recently filed, further allegations that we are not yet aware of may be included. It is too early for us to express a view of the possible outcome of these lawsuits. A number of these lawsuits are pending before the District Court in Frankfurt am Main. The presiding judge has issued a statement describing his preliminary view that it will be necessary to take evidence by obtaining an expert opinion. The presiding judge also stated that he is inclined to order a stay of the civil litigation until the prosecutorial investigation into the real estate matter has been resolved. The court will probably decide on the stay in the course of the next months. Several thousand of the purported purchasers of our shares have further applied for conciliatory proceedings based on the aforementioned allegations. We intend to contest each of the aforementioned lawsuits and proceedings vigorously. Because these lawsuits and proceedings, many of which have been recently filed and which may, in the aggregate, involve substantial damage claims, are in their preliminary stages, and the plaintiffs in the U.S. class action suits have not quantified the amount of damages they will seek, we are not in a position to predict their ultimate outcome or impact. However, we believe that the known allegations in the lawsuits and proceedings do not provide a basis for the recovery of damages primarily because all required disclosures were made on a timely basis.

Local Loop Access

In May 2003, the European Commission (EC) adopted a decision against Deutsche Telekom AG for allegedly abusing its dominant position through unfair pricing practices in connection with the provision of local access to its fixed-line telecommunications network (local loops). The EC held that since 1998 there has been a negative margin between the wholesale charges for access to the

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unbundled local loop, including product specific costs and the weighted retail prices for analogue, ISDN and DSL subscriber lines (referred to by the EC as a price squeeze). According to the EC, this practice had the effect of impeding competitors in the market for access to the local loop. The EC stated that the alleged unfair pricing practices occurred since January 1, 1998, but that the infringement was less grave in the period since January 1, 2002, due to the price adjustments implemented under the regulatory provisions in Germany. The EC obliged the Company to end the alleged unfair pricing practices immediately and levied a fine of 12.6 million on the Company. The EC's action stems from complaints by some of our competitors. The Company is considering its response to the EC decision, including, but not limited to appealing it. To alleviate the EC's concerns, we requested the German telecommunications regulators to approve certain pricing measures that will increase tariffs concerning access to the local loop. At the same time, we will request a decrease in tariffs relating to call charges. The decision of the German telecommunications regulator with respect to our request to increase tariffs is expected in July 2003. However, on June 4, 2003, the German telecommunications regulator announced plans for the relaxation of the current price cap regime allowing us to increase prices across the price cap basket for access by 5% in both 2003 and 2004, in addition to the rate of inflation, with the 2004 increase to take place in 2003. This action was taken by the German telecommunications regulator in an effort to reduce the access deficit that had been acknowledged by the German telecommunications regulator as existing with respect to the local access loop. Further in this regard, on April 29, 2003, the German telecommunications regulator reduced the monthly line rental charge from EUR 12.48 to EUR 11.80, notwithstanding our request to increase this monthly charge. This reduction will be in effect until March 31, 2005. These actions by the German telecommunications regulator may not result in increased revenues since it is intended that these actions will have the effect of increasing competition and reducing our market share.

New German Telecommunications Act

In February 2003, the Economics Ministry distributed a first draft of the new Telecommunications Act to take account of the changed market conditions in Germany and the new EU regulatory framework. We had reviewed this draft and provided comments to the Economics Ministry. In May 2003, a new draft version of the proposed Telecommunications Act was released by the Economics Ministry. It is expected that the legislative process, including public hearings, will be concluded towards the end of 2003 and that the new law will be enacted in early 2004. Although we are still assessing the details of the proposed new legislation, our initial assessment is that, as currently drafted, this proposed legislation will not advance the deregulation of the telecommunication markets, which may have an adverse affect on our revenues and competitive position.

Local Carrier Selection

Commencing on April 25, 2003, we were required to implement local carrier selection alternatives for our customers (referred to as "call-by-call"). In addition, pre-selection of local call carriers by our customers will commence on July 9, 2003.

Notwithstanding the implementation of pre-selection of local carriers, the German telecommunications regulator, in order to cover initial capital investments in infrastructure facilities made by network operators, has required competitors that do not have their own network facilities to compensate the network operator on the basis of a fair cost sharing structure. On April 29, 2003, the German telecommunications regulator approved an access cost contribution (surcharge) of 0.4 cents exclusively for local call origination. Certain lawsuits and two motions for a temporary injunction objecting to the implementation of the surcharge were filed by certain of our competitors. A hearing on the motions has not yet been scheduled. The contribution will be levied on each access minute on local calls between July 1, 2003 and November 30, 2003, at which time a further decision will be taken on all interconnection tariffs, including the access surcharge. This action by the telecommunications regulator will have the effect of increasing our revenues. If the access deficit is compensated by other pricing measures, the access surcharge may be terminated earlier than November 30, 2003.

It is expected that our competitors will increase prices over current levels due to the additional access cost contribution effective as of July 1, 2003, and that the full implementation of local carrier selection will result in a reduction of our local call market share and revenues.

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Slovak Telecom

As previously reported, in July 2000, we acquired a 51% equity interest in the state-owned Slovenske Telekomunikacie, a.s. (Slovak Telecom), the leading full-service telecommunications service provider in Slovakia, for a purchase price of EUR 1 billion. Slovak Telecom offers local, long-distance and international telephone services, data communications services, telex and telegraph services, distribution and broadcast radio and television signals and mobile communications services via its majority-owned subsidiary, Eurotel. Pursuant to a Shareholders' Agreement with the Slovak Republic, we are obligated to cause Slovak Telecom to meet certain network operating standards and to make certain capital investments (at least EUR 1 billion by December 31, 2003) in the core business of Slovak Telecom. In light of the telecommunications development and economic growth patterns in the Slovak Republic, pursuant to the Shareholders Agreement, we notified the Slovak Government that a change in circumstances had occurred. In April 2003, together with the Slovak Government, we clarified that our obligation was to cause Slovak Telecom to make an investment in its core business and that 51% of amounts previously invested in EuroTel would be credited toward the EUR 1 billion commitment of Slovak Telecom. Additionally, we were granted an extension of the time within which Slovak Telecom is required to complete such investment until December 31, 2005.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: June 26, 2003

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